

Mail Stop 3561

September 19, 2017

Mr. Fernando Suárez
Chief Financial Officer
Controladora Vuela Compañía de Aviación, S.A.B. de C.V.
Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B
Colonia Zedec Santa Fe
United Mexican States, Mexico City 01210

> **Re:** **Controladora Vuela Compañía de Aviación, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2016**
> **Filed April 27, 2017**
> **Form 6-K furnished on July 21, 2017**
> **File No. 001-36059**

Dear Mr. Suárez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2016

Selected Consolidated Financial Information and Operating Data, page 3

1. We note that in the GAAP to non-GAAP reconciliation on the top of page 4, you exclude rent expense from EBITDAR. Unless you can explain to us why you concluded that this expense is not a normal, recurring, cash operating expense necessary to operate your business, please revise to eliminate this presentation from your Form 20-F and press releases filed on Form 6-K. See Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Our comment also applies to your earnings release furnished on Form 6-K on July 21, 2017.

2. We note your presentation of the non-GAAP measure Adjusted EBITDAR as a performance measure which eliminates aircraft rent, a normal, recurring, cash operating expense necessary to operate your business. We believe that eliminating those amounts as an adjustment in

presenting a non-GAAP performance measure is prohibited by Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove the presentation of this measure. Our comment also applies to your earnings release furnished on Form 6-K on July 21, 2017.

Statements of Cash Flows, page F-8

3. We note the line item titled pre-delivery payments reimbursements in the investing activities section of the cash flow statement. Please explain to us the nature of this cash received and revise future filings in this regard.

Note 24. Operating Segments, page F-75

4. Please tell us if any revenues attributed to individual foreign countries are material, and revise your disclosure accordingly. Refer to paragraph 33 of IFRS 8.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure